Filed Pursuant to Rule 424(b)3

Registration No. 333-03811

[THE BANK OF NEW YORK LETTERHEAD]

June 6, 2007

Dear Participant in The Bank of New York Company, Inc.

Dividend Reinvestment and Direct Purchase and Sale Plan

As you are aware, Mellon Financial Corporation and The Bank of New York Company, Inc. have entered into an agreement to merge the two companies into a newly formed company called The Bank of New York Mellon Corporation (which we refer to as the New Company). The merger is subject to various approvals before it can be completed. The companies passed a major milestone on May 24, 2007 when their shareholders approved the merger. Subject to obtaining the necessary governmental approvals, we expect to complete the merger during the third quarter of 2007. Upon the completion of the merger, each share of Bank of New York common stock will be converted into 0.9434 of a share of New Company common stock.

We want to explain how the transaction will affect you as a participant in the current Bank of New York Dividend Reinvestment and Direct Purchase and Sale Plan.

When the merger is completed, the New Company will adopt a new Direct Stock Purchase and Dividend Reinvestment Plan, which will have terms similar to those of the current Bank of New York Plan. The current Bank of New York Plan will terminate at that time and your account will roll over into the New Company Plan (except for partial dividend reinvestment elections as described below) unless you take action to terminate your account before the merger. The significant terms of the New Company Plan are described below to help you decide whether you want to terminate your account or allow it to roll over into the New Company Plan. For a complete discussion of the terms of the New Company Plan, including complete information on the fees that will be charged on transactions for your account, you will need to read the Prospectus included in the registration statement on Form S-3 for the New Company Plan, which will be filed by the New Company with the Securities and Exchange Commission in connection with the completion of the merger. After the registration statement has been filed with the Securities and Exchange Commission, the Prospectus will be available for your review on the plan administrator’s website at www.melloninvestor.com. You may also request a copy of the Prospectus at that time by calling the plan administrator at 1-800-205-7699.

Under the terms of the current Bank of New York Plan, as a result of the merger, unless you elect not to participate in the New Company’s Plan:

•	You will be automatically enrolled;

•

Each share of Bank of New York common stock that you hold in the current Bank of New York Plan will be converted into 0.9434 of a share of New Company common stock by virtue of the merger, and then will be automatically transferred to the New Company Plan; and

•

Your elections under the current Bank of New York Plan regarding full dividend reinvestment will be automatically transferred to your account in the New Company Plan, however, partial reinvestment elections under the current Bank of

New York Plan will not be automatically transferred but will require you to file a new election under the New Company Plan.

While we expect the merger to be completed, if it is not, you will not become a participant in the New Company Plan, and your participation in the current Bank of New York Plan will continue under its terms and conditions as set forth in the Prospectus dated February 3, 1998, as amended, which describes the terms of the current Bank of New York Plan, as it may be amended in the future. You may elect to discontinue your participation in the Bank of New York Plan at any time prior to the merger and in the New Company Plan at any time after the merger. If you do not wish to participate in the New Company Plan, you may terminate your participation in the Bank of New York Plan by Friday, June 15, 2007 either by calling Bank of New York Investor Services at 1-888-643-4269, by sending an e-mail to shareowners@bankofny.com, by writing to The Bank of New York Company, Inc., Dividend Reinvestment Department, P.O. Box 1958, Newark, New Jersey 07101-9774, or by visiting the “Receive and Deliver” window on the first floor at 101 Barclay Street, New York, New York 10286-1258.

Description of Significant Features of the New Company

Dividend Reinvestment and Direct Stock Purchase Plan

Please note that some of the features, terms and conditions of the New Company Plan are different from the terms of the current Bank of New York Plan. If you have questions regarding the current Bank of New York Plan or the effect of the merger on your participation in the current Bank of New York Plan, you should call Bank of New York Investor Services at 1-888-643-4269. If you still have questions regarding the New Company Plan after you have reviewed its Prospectus, you should call the plan administrator at 1-800-205-7699.

Nature of the Plan. Like the existing Bank of New York Plan, the New Company Plan will provide two principal features to you:

•	It will allow you to buy shares of the New Company common stock through cash investments; and

•	It will allow you to reinvest all or part of the cash dividends paid on shares of your New Company common stock in shares of New Company common stock.

Cash Investment Options. The New Company Plan will allow you to make optional cash investments in shares of the New Company common stock. You may make this investment either by check or through automatic withdrawals from your checking or savings accounts individually or automatically on a monthly basis. Optional cash investments must be for at least a minimum amount of $50.00. You will be permitted to make investments through the New Company Plan of up to $150,000 per year.

Automatic Debits from Designated Accounts. If you currently have cash investments debited from your designated bank accounts under the Bank of New York Plan, those amounts will continue to be debited on the 25th day of each month under the New Company Plan. Please note, however, that there will not be an automatic debit for June 25, 2007 under the Bank of New York Plan. Your automatic debits will begin under the New Company Plan on July 25, 2007 for those amounts you were previously enrolled for under the Bank of New York Plan (assuming the merger closes earlier in July).

Automatic Dividend Payments to Designated Accounts. If you currently have your Bank of New York dividends paid to you in cash or deposited to a designated bank account, your election and payment instructions will continue to apply to your dividends except as mentioned below for partial dividend reinvestment. You will receive a check or the cash amount will be paid to the bank account you previously designated under the Bank of New York Plan.

Dividend Reinvestment. You may elect to reinvest dividends on some or all of your shares or to receive all dividends in cash. If you have elected to reinvest or receive all dividends paid on your shares enrolled in the current Bank of New York Plan, this election will automatically transfer to the New Company Plan. If, however, you have elected to have only part of the dividends paid on your shares reinvested and the remainder paid in cash, your election will terminate at the time of the merger. You will be required to make a new election under the New Company Plan if you wish to reinvest part of the dividends paid on your shares enrolled in the New Company Plan. If you do not make a new election, all of your dividends will be paid to you in cash.

Administration of New Company Plan. The New Company will appoint Mellon Bank, N.A. as plan administrator of the New Company Plan. The plan administrator will perform several services for the New Company Plan, including new enrollment processing, purchasing and holding shares of stock for you, keeping records, sending statements, and performing other duties required by the Plan. The plan administrator will also designate affiliates to perform certain of these services for the New Company. References in this letter to the “plan administrator” include Mellon Bank, N.A. and any affiliates that it appoints to assist in performing services under the New Company Plan. For further information about the current Bank of New York Plan, please call Bank of New York Investor Services at 1-888-643-4269. For further information about the New Company Plan once the merger is completed, please call the plan administrator at 1-800-205-7699 or visit the plan administrator’s website at www.melloninvestor.com.

Fees Associated with New Company Plan. The New Company Plan will maintain the same service fees as the current Bank of New York Plan. As with the current Bank of New York Plan, under the New Company Plan there will be no fees associated with the reinvestment of dividends, optional cash investments via check or automatic investment or for the safekeeping of any certificates associated with the Plan shares. In addition, transaction fees for sales of shares will continue to be $10.00 per sales transaction and $0.05 per share sold. Please read the Prospectus for the New Company Plan for a complete listing of its service fees.

Terminating or Modifying Participation in

the Current Bank of New York Plan or the New Company Plan

If you want to terminate or modify your participation in the current Bank of New York Plan, you can do so either by calling Bank of New York Investor Services at 1-888-643-4269, by sending an e-mail to shareowners@bankofny.com, by writing to The Bank of New York Company, Inc., Dividend Reinvestment Department, P.O. Box 1958, Newark, New Jersey 07101-9774, or by visiting the “Receive and Deliver” window on the first floor at 101 Barclay Street, New York, New York 10286-1258.

If you do not wish to participate in the New Company Plan, you should terminate your participation in the Bank of New York Plan by Friday, June 15, 2007. We urge participants in the current Bank of New York Plan to consult with a tax advisor before terminating or modifying their participation in the Bank of New York Plan as this decision could have adverse tax consequences depending on the individual participant’s circumstances.

If you do not take any action to terminate or modify your participation in the current Bank of New York Plan prior to completion of the merger, you will automatically be enrolled in the New Company Plan at the time the merger is completed (except with respect to partial dividend elections). After the merger is completed, you may terminate or modify your participation in the New Company dividend reinvestment plan by following the instructions contained in the Prospectus for the New Company Plan. The Prospectus describing the New Company Plan will be available for your review on the plan administrator’s website at www.melloninvestor.com when the merger is completed. You may also request a copy of the Prospectus by calling the plan administrator at 1-800-205-7699.

Transition from the Current Bank of New York Plan to the New Company Plan

If you have more than one account enrolled in the Bank of New York Plan, each account will be treated separately.

Fractional Shares. If, at the time of the merger, you hold any fractional shares in the current Bank of New York Plan, those fractional shares will be converted into New Company common shares at the same exchange ratio and then transferred to the New Company Plan to be held by the plan administrator on your behalf.

Pending Sale of Shares. You can request the sale of your Bank of New York shares through the Bank of New York Plan. In order to sell your shares before conversion into the New Company Plan in connection with the merger, you must request the sale prior to June 15, 2007. If you request such a sale after June 15, 2007, and the merger is completed:

•	Your shares of Bank of New York common stock will be converted into New Company common stock in accordance with the merger agreement;

•	The current Bank of New York Plan administrator will send your request to the New Company Plan administrator; and

•	The New Company Plan administrator will then sell the New Company shares of common stock in accordance with the terms of and subject to any service and/or trading fees charged by the New Company Plan.

Pending Optional Cash Investments. Any optional cash investments received from current Bank of New York Plan participants prior to the completion of the merger that have not been invested in shares of Bank of New York common stock at or before the time of the merger, will be transferred to the New Company Plan. The investments will be treated as optional cash investments under the New Company Plan and used to purchase shares of New Company common stock.

Questions and Answers

Q.	What action do I need to take?

•

Carefully read this notice and the New Company Plan Prospectus included in the registration statement on Form S-3, which will be filed with the Securities and Exchange Commission in connection with the completion of the merger.

•

Decide whether you want your shares of Bank of New York common stock currently held in the Bank of New York Plan and your investment elections to automatically transfer to the New Company Plan at the time the merger is completed. If not, you may opt out of the Bank of New York Plan before the merger becomes effective by calling Bank of New York Investor Services at 1-888-643-4269.

Q.     How will the exchange affect my dividends? All future dividend distributions on shares of New Company common stock will be made at the discretion of the New Company board of directors. We currently anticipate that the New Company will declare a dividend payment in July 2007 with payments to be made in August 2007 subject to Board approval. If you currently have elected to participate in the dividend reinvestment feature of the current Bank of New York Plan, your election will automatically roll over to your account under the New Company Plan, and the August 2007 dividend paid on your New Company common shares subject to the New Company Plan will be reinvested in New Company common shares in accordance with your current election.

If any shares of Bank of New York common stock that you hold in physical share certificates (instead being held through “book entry” records) participate in dividend reinvestment, any dividend paid by the New Company after the merger will be held in escrow by the exchange agent for the merger until you have exchanged the certificates evidencing Bank of New York common shares in accordance with the merger agreement. Upon exchange of the certificates evidencing Bank of New York common stock for shares in the New Company, any dividend paid by the New Company after the merger and held in escrow by the exchange agent will be paid to you in cash. If you have any questions with respect to the exchange procedures, please call the plan administrator at 1-800-205-7699. As discussed above, partial dividend reinvestment elections will not be rolled over automatically and if you do not make a new election you would receive a cash payment for such dividends.

Q.     Who do I contact if I have additional questions? For questions regarding the current Bank of New York Plan, please call Bank of New York Investor Services at 1-888-643-4269. For further information about the New Company Plan upon completion of the merger, please call the plan administrator at 1-800-205-7699.